[SHEARMAN & STERLING LETTERHEAD]

May 13, 2009

VIA EDGAR AND FEDERAL EXPRESS

Ms. Kathryn Jacobson

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE, Mail Stop 3720

Washington, DC 20549

Re:	Viacom Inc.

Form 10-K for Fiscal Year Ended December 31, 2008

Filed February 12, 2009

File No. 1-32686

Dear Ms. Jacobson:

On behalf of our client, Viacom Inc. (“Viacom” or the “Company”), set forth below are the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter dated April 22, 2009 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2008. For the purposes of this letter, the Company refers to its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 as its “2008 Form 10-K.” For your convenience, the Company’s responses follow the sequentially numbered Comments copied in bold from your letter.

Filmed Entertainment

1.

We note your response to prior comment 3. Please provide us a high level journal entry illustrating the accounts and related amounts that you recorded in connection with the Dreamworks transaction in order that we may better understand how the transaction was structured and its impact on your financial statements. We may have further comments. Additionally, tell us and disclose

•	If DW Studios maintained substantially the same net assets and employees as Dreamworks LLC (except as disclosed) following the transaction
•	How you accounted for Paramount's option to co-finance and co-distribute certain projects in development which were acquired by the Dreamworks principles
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Whether you reassessed the recoverability of any assets that you had obtained through the Dreamworks acquisition due to certain restrictions on the right to use the DreamWorks mark and name, following the subject Dreamworks transaction. In this regard, we note that you had recorded goodwill and a significant increase in the "Film distribution and fulfillment services" intangible asset in connection with the earlier Dreamworks LLC acquisition

•	What your obligations are, if any, to the film funds that co-financed Dreamworks titles as a result of the Dreamworks transaction

As detailed in the Company's response to comment #3 in its letter to the Staff dated April 3rd, 2009, there was no change to the legal entity structure as a result of the departure of the former DreamWorks principals. Accordingly, the ownership of the underlying net assets (principally consisting of $650 million of film inventory for released films, completed but not yet released films and films in production, as well as film project development costs) of the legal entity remained intact after the departure of the former DreamWorks principals, except for certain film projects that were subsequently sold to the former DreamWorks principals at cost, as discussed below. In evaluating the recoverability of the remaining film project development cost assets, the Company recorded a $6 million impairment charge for certain DreamWorks film projects which were abandoned. In order to reflect this impairment charge, the Company debited Operating expenses and credited Inventory, net. With respect to employees, while the agreements reached with the DreamWorks principals did not affect any other employees, following their departure some employees who worked for the DreamWorks brand voluntarily left Paramount.  Additionally, select employees of the DreamWorks brand were included in the workforce reductions which occurred across the Company's operations in connection with the Company’s fourth quarter restructuring.

The impairment charge discussed above was taken in the context of an overall asset impairment analysis conducted by the Company. In connection with the asset impairment analysis, the Company reviewed all tangible and intangible assets related to the DreamWorks brand reflected on its Consolidated Balance Sheets. No asset impairment charges, other than the impairment charge noted above resulting from the abandonment of certain film projects, were identified. The remaining development costs on the Company’s balance sheet were in respect of development projects which the Company intends to develop subsequent to December 31, 2008 or were part of the film projects which the Company had agreed to sell to the former DreamWorks principals at cost. The sale of such film projects was completed in January 2009 for proceeds of $27 million. Due to the lack of significance of the assets to be sold, such amounts were not reflected by the Company as assets held for sale at December 31, 2008.

Specifically with respect to the DreamWorks trade name, which had a net carrying value of approximately $7 million at December 31, 2008, no impairment of the trade name was required as the Company retains the rights to utilize the DreamWorks mark and name for titles, which have been completed but not yet released and for films which have been previously produced and released under the DreamWorks brand, among other uses. The restrictions on the use of the DreamWorks mark and name were in place at the time of the Company's acquisition of DreamWorks L.L.C. and thus taken into consideration in establishing its fair value at the time of acquisition. Accordingly, there was no impairment and such costs are recoverable through future film distributions bearing the mark and name.

The Company further notes that the distribution and fulfillment services intangible asset of $280 million initially established at the time of the DreamWorks L.L.C. acquisition is in respect of the Company's agreement with DreamWorks Animation, a stand alone public company, to distribute its films. The terms and conditions of such agreement were not affected by the departure of the DreamWorks principals.

Prospectively, to the extent the Company invests in DreamWorks films for which it holds options to co-finance and co-distribute DreamWorks films at fair value, it will account for such investment in accordance with the provisions of Statement on Position 00-2 Accounting by Producers or Distributors of Films (SOP 00-2).

The Company does not have any arrangements with film funds which are solely in respect of DreamWorks titles or provide for a minimum number of films produced by the DreamWorks brand. Existing obligations to film funds which include financing of select DreamWorks films are unchanged by the departure of the DreamWorks principals.

In light of the impact on the Company's financial statements as detailed above, the Company respectfully submits that its existing disclosures included in its 2008 Form 10-K are sufficient to describe the impact of the departure of the DreamWorks principals to the readers of the Company's financial statements.

Film Accounting

2.

We note your response to prior comment 6. Please substantially confirm to the staff, if true, that you write off to the income statement that excess of the unamortized film costs over fair value in full in the same period when the assessment is made. In this regard, we note that your proposed disclosure appears to apply to a situation in which your estimates of ultimate revenues have declined (or increased) but the fair value continues to exceed the unamortized cost.

The Company confirms that when a film is assessed for impairment under SOP 00-2 any excess of the unamortized cost over fair value is written off to the income statement in full in the same period that the assessment is performed.

3.

We note your response to prior comment 7. In your proposed disclosure, please identify and discuss the most sensitive factor affecting your updated estimates of ultimate revenues for films subsequent to their initial release and for television programming, and the nature of the revenue sources from which you derive expected and actual results. Additionally, please disclose your basis for deriving the discount rate to be applied to the cash flows of a film to determine its fair value. Refer to paragraph 47 of SOP 00-02.

In response to the Staff's comments, the Company plans to include a revised film accounting critical accounting policy in its June 30, 2009 Form 10-Q (incremental disclosure in bold from the policy included in the Company’s March 31, 2009 Form 10-Q):

We capitalize original production, including original programming and feature film costs, on a title-specific basis, as Inventory in the Consolidated Balance Sheets. We use an individual-forecast-computation method to amortize the costs over the applicable title’s life cycle based upon the ratio of current period and total gross revenues (“ultimate revenues”) for each title. We expense print and advertising costs as they are incurred and expense manufacturing costs, such as DVD manufacturing costs, on a unit-specific basis when we recognize the related revenue.

In accordance with SOP 00-2, our estimate of ultimate revenues for feature films includes revenues from all sources that will be earned within ten years from the date of a film’s initial theatrical release. For acquired film libraries, our estimate of ultimate revenues is for a period within 20 years from the date of acquisition. Prior to the release of a feature film and throughout its life, we estimate the ultimate revenues based on the historical performance of similar content, as well as incorporating factors of the content itself, including, but not limited to, the expected number of theaters and markets in which the original content will be released, the genre of the original content and the past box office performance of the lead actors and actresses. We believe the most sensitive factor affecting our estimate of ultimate revenues for films intended for theatrical release is domestic theatrical exhibition, as subsequent markets have historically exhibited a high correlation to domestic theatrical performance. Upon a film's release and determination of domestic theatrical performance, the Company's estimates of revenues from succeeding windows and markets are revised based on historical relationships and an analysis of current market trends. The most sensitive factor affecting our estimates for films subsequent to their initial release is the extent of home entertainment sales achieved. In addition to theatrical performance, home entertainment sales vary based on a variety of factors including demand for our titles, the volume and quality of competing home entertainment products, marketing and promotional strategies, as well as economic conditions.

For original programming, each program’s costs are amortized on a straight-line basis over its estimated period of use, depending on genre and historical experience, beginning with the month of initial exhibition. The most sensitive factor affecting ultimate revenues is the program's rating. Program ratings, which are an indication of audience acceptance, directly impact the level of advertising revenues the Company will be able to generate during the airing of the programming. Poor ratings may result in abandonment of a program, which would require the immediate write-off of any unamortized production costs.

The estimate of ultimate revenues impacts the timing of original production cost amortization. Upon a film’s initial release we update our estimate of ultimate revenues based on expected future and actual results. We also review and revise estimates of ultimate revenue and participation costs as of each reporting date to reflect the most current available information. If estimates for a film are revised, the difference between amortization expense determined using the new estimate and any amounts previously expensed during that fiscal year are charged or credited to our Consolidated Statement of Earnings in the quarter in which the estimates are revised. If we believe that the release of our content will not or has not been favorably received, then we would assess whether the fair value of such content is less than the unamortized portion of its capitalized costs and, if need be, recognize an impairment charge for the amount by which the unamortized capitalized costs exceed the fair value. We utilize the individual film forecast computation method (adjusted to incorporate revenue and related costs, including future exploitation costs, if any, expected to occur in periods beyond 10 years from the date of the film’s initial release) to develop the cash flows which are subsequently discounted to compute the fair value of a film at each reporting period. The discount rate utilized takes into account the time value of money as well as a risk premium. The risk premium reflects the uncertainties of realizing the expected cash flows of a film title which is impacted by a film title's position within its product life cycle.

In response to the Staff's request to disclose "the nature of the revenue sources from which you derive expected and actual results," the Company respectfully refers the Staff to the Management Discussion and Analysis Section within the 2008 Form 10-K where the Media Networks and Filmed Entertainment segment discussions address the primary sources of worldwide revenues. Specifically, the Company directs the Staff to the following disclosures included on pages 40 and 42 of its 2008 Form 10-K:

Our Media Networks segment operates its program services, websites and other digital media services in the United States and abroad and generates revenues principally from three sources: (i) the sale of advertising time on our program services and digital properties, (ii) the receipt of affiliate fees from cable television operators, direct-to-home satellite operators, mobile networks and other content distributors and (iii) ancillary revenues, which include the creation and publishing of video games and other interactive products, home entertainment sales of our programming, the licensing of our content to third parties and the licensing of our brands and properties for consumer products.

Our Filmed Entertainment segment generates revenues worldwide principally from: (i) the theatrical release of motion pictures, (ii) home entertainment, which includes sales of DVDs and other products relating to the motion pictures we release theatrically and certain other programming, including products we distribute on behalf of third parties such as CBS Corporation and (iii) license fees paid worldwide by third parties for exhibition rights on various media.

Acquired Programming Rights

4.	We note your response to prior comment 8. Please also include in your proposed disclosure your definition of a daypart and what your dayparts consist of.

In response to the Staff's comments, the Company plans to include a revised acquired programming rights critical accounting policy in its June 30, 2009 Form 10-Q (incremental disclosure in bold from the policy included in the Company’s March 31, 2009 Form 10-Q):

Acquired Programming Rights

The cost basis of acquired programming is the capitalized cost of each program and is equal to the cost of the programming pursuant to the license agreement less the cumulative amortization recorded for the program. Capitalized costs of rights to program materials are reported in the Company's Balance Sheet at the lower of unamortized cost or estimated net realizable value. Net realizable value of acquired rights programming is evaluated quarterly by the Company on a daypart basis. In accordance with FAS 63 Financial Reporting by Broadcasters ("SFAS 63"), a daypart is defined as an aggregation of programs broadcast during a particular time of day or an aggregation of programs of a similar type. The Company aggregates similar programming based on the specific demographic targeted by each respective programming service. Net realizable value is determined by estimating advertising revenues to be derived from the future airing of the programming within the daypart as well as an allocation of affiliate fee revenue to programming within the daypart as compared to the aggregate unamortized cost of the acquired rights programming. An impairment charge may be necessary if our estimates of future cash flows of similar programming are insufficient or if programming is abandoned.

5.

Refer to the third paragraph of your response which you stated that "despite the ratings decline experienced for certain of the Company's programming, the Company's programming services continue to generate substantial advertising and growing affiliate fee revenues that result in profitable programming services." However, on page 49 of your Form 10-K, you disclosed that "During 2008, we experienced the softness in the overall advertising market, particularly in the second half of the year, as well as ratings challenges at certain channels." Please clarify your statements and reconcile these apparent inconsistencies.

The Company respectfully submits that the statements referenced by the Staff are not inconsistent. We referenced the “softness in the overall advertising market” to highlight a significant trend we expect to affect the rate of growth of our advertising revenue stream. In 2008, the year over year growth dropped to 1% versus 8% in 2007. Notwithstanding this slow down in the growth rate of our advertising sales, the Company generated substantial advertising revenues of $4.7 billion, $4.7 billion and $4.3 billion, respectively, in each of the three years ended December 31, 2008 which, coupled with our affiliate fee revenues which have exhibited double digit growth over the same periods, enabled our programming services to operate profitably. The Company notes the Media Network segment operating income exceeded $2.7 billion for each of the years in the three years ended December 31, 2008.

Fair Value Measurement

6.

We note your response to prior comment 9. We continue to believe that in light of the significance of goodwill in your financial statements, you should expand your disclosure to provide your investors with sufficient information about management's insights and assumptions with respect to the recoverability of goodwill and therefore reissue our prior comment in part. Your estimates of fair value and conclusions on recoverability are dependent on critical input variables factored in your valuation model. In particular, since you utilize the discounted cash flow approach, we asked that you disclose at a minimum

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The discount rates that were applied to the cash flows of each reporting unit and how these discount rates were determined, including your consideration of any market risk premiums. Please further identify specific risks inherent in the future cash flows of the respective reporting units that you alluded to in your response.

•

Your assumed growth rates, period of assumed cash flows and terminal value assumptions. Please specify the time horizon covered by the cash flows forecast period based on your budget and long-term business plan.

In response to the Staff's comments the Company plans to supplement our existing disclosures by providing the discount rates applied to the cash flows of our reporting units, period of assumed cash flows and terminal value assumptions used in our analysis to test the recoverability of goodwill of our reporting units. The Company plans to include a revised goodwill and indefinite-lived intangible assets critical accounting policy in its June 30, 2009 Form 10-Q (incremental disclosure in bold from the policy included in the Company’s March 31, 2009 Form 10-Q):

Goodwill and Indefinite-Lived Intangible Assets. The Company’s goodwill at December 31, 2008 relates to its significant reporting units MTVN ($6.7 billion), BETN ($2.7 billion) and Paramount ($1.6 billion). On an annual basis, the test for goodwill impairment is performed using a two-step process, unless there is a triggering event, in which case a test would be performed sooner. The first step is to identify a potential impairment by comparing the fair value of a reporting unit with its carrying amount. For all periods presented, our reporting units are consistent with its operating segments, in all material respects. The estimates of fair value of a reporting unit are determined based on a discounted cash flow analysis. A discounted cash flow analysis requires us to make various judgmental assumptions, including assumptions about future cash flows, growth rates and discount rates. The assumptions about future cash flows and growth rates are based on the budget and long-term business plans of each operating segment. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the respective reporting units. Based on our annual assessment described above, a hypothetical 25% reduction in the estimated fair value in each of our reporting units would not result in an impairment condition. If necessary, the second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination.

In determining the fair value of our reporting units, we utilized the expected cash flows underlying our business plans for the periods 2009 through 2013 with cash flows beyond 2013 projected to grow at a perpetual growth rate, which we estimated at 3.5%. Based on our annual assessment, a one percentage point decrease in the perpetual growth rate would reduce the indicated fair value of each of our reporting units by a range of approximately 9% to 11% and would not result in an impairment of any reporting unit. In order to risk adjust the cash flow projections in determining fair value, we utilized a discount rate of 9% to 12% for each of our reporting units. Based on our annual assessment, a one percentage point increase in the discount rate would reduce the indicated fair value of each of our reporting units by a range of approximately 4% to 17% and would not result in an impairment of any reporting unit.

In response to the Staff's request for the Company to disclose assumed growth rates utilized in the Company's business plans, the Company respectfully submits that disclosure of the Company's assumed growth rates for any of our reporting units for the period 2009 - 2013 would disclose sensitive information to our customers, competitors and suppliers which could cause the Company competitive harm in establishing key terms of business arrangements including the pricing of the Company's services. Furthermore, in the event the sale of one or more of the Company’s reporting units was contemplated, the Company believes the ability to optimize the value received from the sale would be adversely impacted.

In summary, the Company respectfully submits that it believes the incremental disclosure it will include in its fair value measurement critical accounting policy, consisting of summarized information of ranges of key assumptions for all reporting units coupled with select sensitivity analysis, provides appropriate and meaningful disclosure about the critical accounting estimates and assumptions utilized in our goodwill impairment test in light of the risks of impairment to the Company’s reporting units as of the date of the annual impairment test and through December 31, 2008. The Company’s position is based on several factors specific to Viacom, most notably the ability of our reporting units to withstand a significant reduction in fair value and that the Company’s market capitalization is significantly in excess of its book value. The Company notes that the Company’s market capitalization at October 1, 2008 (the date of the annual impairment test) exceeded its book value by approximately $8 billion, and that the market capitalization continues to exceed its book value by a significant amount (approximately $5 - $6 billion) based on current stock prices.

Item 15(a) - Schedule II - Valuation and Qualifying Accounts

7.

We note that your response to prior comment 15 and your statement that the 'manufacturing and shipment strategy utilized by the Company and the industry at large ... results in return rates which are generally higher than those of other retail products." We further note that the continuing year-over-year increase in sales returns as a percentage of gross and net sales. Accordingly, it appears to us that you should revise your sensitivity analysis on page 71 to reflect an incremental change in your estimated sales returns based on a more likely rate of increase in returns per your historical experience, which appears to be significantly greater than 1%.

The Company respectfully notes that its sales return provisions as a percentage of gross sales of related product was 29% in both 2008 and 2007. The Company evaluates its sensitivity disclosures on the basis of changes in return provisions as a percentage of gross sales; therefore, the Company believes that the sensitivity disclosure appropriately provides disclosure which is reflective of the latest historical trends and represents the actual returns rate the Company expects will continue in the near term. The Company further notes that while home entertainment revenues are explicitly disclosed as a separate component of Filmed Entertainment revenues, home entertainment revenues for Media Networks are included within its ancillary revenue component, as disclosed in the Media Networks Overview section of Management’s Discussion and Analysis in the 2008 Form 10-K; therefore, the total sales return rate is not derivable from the 10-K. The Company acknowledges the increase in the amount of provision for returns in 2008 and notes that such increase is primarily a result of the number and mix of home entertainment releases, as more fully described in the response to the Staff’s Comment #8 below. The increase in provision was accompanied by a corresponding increase in gross sales of the related product.

Notwithstanding the above, the Company plans to include a revised sales returns, allowances and uncollectible returns critical accounting policy in its June 30, 2009 Form 10-Q (incremental disclosure in bold from the policy included in the Company’s March 31, 2009 Form 10-Q):

An incremental change of 1 % in our estimated sales returns rate (i.e. provisions for returns divided by gross sales of related product) for home entertainment and video game products would have a $44 million impact on our total revenue.

8.

Refer to your statement that "a long established operating history ... has enabled the Company to develop and maintain significant empirical data surrounding the performance of ... content." Please tell us and disclose

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The nature of the subject empirical data and how you have evaluated it to enable you to make reliable estimates of product returns. In this regard, we note that during the past 3 years, your return allowance has continued to increase as a percentage of sales and further, increased at a much higher rate than the increase in sales (gross and net) on a year-over-year basis.

•	How average return rates in the film industry and yours in particular compare with return rates of other retail products and what those average rates are.
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If you anticipate any change in the trend of returns during 2009 and thereafter as a result of the DreamWorks transaction. In this regard, we refer you to your response dated April 15, 2008 in which you attributed the increase in actual returns received and processed during 2007 to "an increase in the number and mix of titles, including a full year of DreamWorks and DreamWorks Animation returns processed in 2007."

•	Whether a significant portion of 2008 returns pertained to DreamWorks titles.
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If you re-evaluated the ultimate revenues of the particular released films or titles based on the extent of recent home entertainment sales returns experience which could be higher than average for most recent releases.

The Company considers numerous sources of qualitative and quantitative evidence when estimating returns. Such evidence includes, but is not limited to:

1.	Relevant contractual terms surrounding customers’ rights to return product
2.	Initial units shipped to retailers as well as the number of units at retail which have not yet sold thru to the ultimate consumers
3.	Total number of units and timing of anticipated sales of product forecasted to be sold through retail to end consumers
4.	Historical returns rate by genre of film
5.	Impact of current economic trends on historical return levels
6.	Competitive environment
7.	Promotions and sales strategies

Forecasted sales data is determined by comparing a particular title to films that have similar characteristics including, but not limited to, franchise (if applicable, such as

Transformers), genre, box office levels and release patterns (i.e., season of year, number of screens, etc.) using regression analysis, decay rates and other tools. Based on the results of the forecast analysis, and in consideration of the sales strategies to be used (applied by SKU, if different strategies will be used for variations of packaging or format), an appropriate level of reserves is determined for each title taking into consideration the qualitative and quantitative factors detailed above.

In 2008, the Company released 27 home entertainment titles, including Indiana Jones and the Crystal Skull, Marvel’s Iron Man and DreamWorks Animation’s Kung Fu Panda, compared with 22 titles released in 2007, including Transformers and DreamWorks Animation’s Shrek the Third in 2007. There was no comparable Marvel release in 2007, which alone makes up approximately 25% of the increase in returns provision in 2008. Actual sell-through data and other evidence that becomes available through the filing of the Company's interim and annual financial reports is reviewed against the forecasted data used in estimating the reserve for returns to ensure that estimates continue to be consistent with actual sales performance. Projections of ultimate revenues are reviewed at least quarterly and include the latest projections of net revenues to be generated from home entertainment sales of newly released titles.

As detailed in the Company's response to the Staff's comment in #7 above, the Company's weighted average return rate was 29% for 2008 and 2007. Although the Company does not know the specific return rates of its competitors in the film industry, from our business dealings with wholesalers and retailers we understand our business practices and average return rates to be comparable to our competitors. In regard to average return rates of retail product in general, the Company is not aware of a published source which reliably reports such information. The Company respectfully notes that its reference to return rates in respect of other retail product in its response to comment #15 in the Company's letter to the Staff dated April 3, 2009 was based on the Company's review of return rates of selected companies across a variety of industries as estimated from disclosures made within their annual reports on Form 10-K. Such average return rates were significantly less than our historical return rate experience, which we believe may be indicative of the higher inventory cost and longer shelf-life we would expect these products to have as compared with newly-released DVDs.

The Company anticipates a decrease in the total number of films it produces and releases under its various brands, including the DreamWorks brand, in 2009 consistent with the reduction in its overall film slate strategy announced in the fourth quarter of 2008. Specifically, the Company released 24 films theatrically in 2008, and anticipates releasing 18 or fewer films in 2009. Accordingly, the Company expects the absolute level of returns will decline in 2009 versus 2008. After 2009, we currently expect to continue at the reduced film slate levels, releasing up to 20 films each year. We do not expect any incremental declines in activity to result specifically from the departure of the DreamWorks principals in 2009. Nearly half of the returns provision activity in 2008 was associated with distribution arrangements, principally with DreamWorks Animation and Marvel.

* * * *

We hereby acknowledge on behalf of the Company that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters referred to in this letter, please call the undersigned at (212) 848-7325.

Sincerely,

/s/ Stephen T. Giove

Stephen T. Giove

cc:	Philippe P. Dauman, President and Chief Executive Officer, Viacom Inc.

Thomas E. Dooley, Senior Executive Vice President, Chief Administrative Officer and Chief Financial Officer, Viacom Inc.

James W. Barge, Executive Vice President, Controller, Tax and Treasury, Viacom Inc. (Chief Accounting Officer)

Michael D. Fricklas, Executive Vice President, General Counsel and Secretary, Viacom Inc.

Katherine Gill-Charest, Vice President, Deputy Controller, Viacom Inc.

William Coburn, PricewaterhouseCoopers LLP

Rudy Licciardi, PricewaterhouseCoopers LLP